As filed with the Securities and Exchange Commission on April 8, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

REDBACK NETWORKS INC.

(Exact name of Registrant as specified in its charters)

DELAWARE	77-0438443
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

300 Holger Way

San Jose, California 95134

(408) 750-5000

(Address, including zip code, and telephone number, including area code, of Registrants’ principal executive offices)

Kevin A. DeNuccio

President and Chief Executive Officer

Redback Networks Inc.

300 Holger Way

San Jose, California 95134

(408) 750-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Page Mailliard, Esq.

Andrew J. Hirsch, Esq.

Robert S. Tesler, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

(650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable, after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock, $0.0001 par value (2)	225,000	$6.49	$1,460,250.00	$185.01

Common Stock, $0.0001 par value (2) (3)	7,026,188	$6.49	$45,599,960.12	$5,777.51

Series I Warrants with an exercise price of $5.00 per share (4)	—	—	—	(8)

Common Stock, $0.0001 par value (2) (5)	1,629,373	$6.49	$10,574,630.77	$1,339.81

Warrants with an exercise price of $5.00 per share (6)	—	—	—	(8)

Common Stock, $0.0001 par value (2) (7)	677,452	$6.49	$4,396,663.48	$557.06

Warrants with an exercise price of $9.50 per share (6)	—	—	—	(8)

Common Stock, $0.0001 par value (2) (7)	677,452	$6.49	$4,396,663.48	$557.06

Total	10,235,465		$66,428,167.85	$8,416.45

(1)	Estimated solely for the purpose of computing the registration fee and based on the average high and low sale prices of the common stock of Redback Networks Inc. as reported on the Nasdaq National Market on April 6, 2004, pursuant to Rules 457(c) and 457(g)(3) under the Securities Act.
(2)	Pursuant to Rule 416 under the Securities Act, this Registration Statement also relates to an indeterminate number of shares of common stock, which are issuable upon stock splits, stock dividends, recapitalizations or other similar transactions.
(3)	Of which 6,517,490 are issuable upon conversion of shares of Series B convertible preferred stock and up to 508,698 of which are issuable upon conversion of shares of Series B convertible preferred stock that the company may issue as a pay-in-kind, or PIK, 2% cumulative dividend to the holders of the Series B convertible preferred stock, estimated assuming five years of 2% dividends cumulating semi-annually, and the ten-day average closing price of Redback common stock as reported on the Nasdaq National Market between March 23, 2004 and April 5, 2004, or $6.17.
(4)	Series I Warrants for the purchase of 1,629,373 shares of common stock.
(5)	Issuable upon exercise of Series I Warrants for the purchase of 1,629,373 shares of common stock.
(6)	Warrants for the purchase of 677,452 shares of common stock.
(7)	Issuable upon exercise of warrants for the purchase of 677,452 shares of common stock.
(8)	Pursuant to Rule 457(g) of the Securities Act, because the shares of common stock issuable upon exercise of the warrants are also being registered in this Registration Statement, no separate registration fee is payable in respect of the warrants.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 8, 2004

PROSPECTUS

REDBACK NETWORKS INC.

10,235,465 Shares of Common Stock

And

Warrants to Purchase 2,984,277 Shares of Common Stock

The selling security holders of Redback Networks Inc. (“Redback,” “we,” or “the Company”) listed on page 12 may offer and resell under this prospectus the following securities:

1.	Series I Warrants to purchase up to 1,629,373 shares of Redback common stock with an exercise price of $5.00 per share;

2.	Warrants to purchase up to 677,452 shares of Redback common stock with an exercise price of $5.00 per share;

3.	Warrants to purchase up to 677,452 shares of Redback common stock with an exercise price of $9.50 per share; and

4.	10,235,465 shares of Redback common stock, consisting of:

•	225,000 shares of Redback common stock;

•	1,629,373 shares of Redback common stock issuable upon the exercise of Series I Warrants with an exercise price of $5.00 per share;

•	677,452 shares of Redback common stock issuable upon the exercise of warrants with an exercise price of $5.00 per share;

•	677,452 shares of Redback common stock issuable upon the exercise of warrants with an exercise price of $9.50 per share; and

•	7,026,188 shares of Redback common stock issuable upon conversion of shares of Series B convertible preferred stock held, including up to 508,698 shares of Redback common stock issuable upon conversion of shares of Series B convertible preferred stock that the company may issue as a PIK dividend to the holders of the Series B convertible preferred stock.

We will not receive any proceeds from such resale by the selling security holders. We originally issued 225,000 shares of common stock, 651,749 shares of Series B convertible preferred stock and the warrants mentioned above to the selling security holders in private transactions.

This prospectus also covers the issuance of common stock by Redback upon exercise by third parties of Series I Warrants that were originally issued to entities affiliated with Technology Crossover Ventures, or TCV, and are subsequently resold to third parties under this prospectus.

Our common stock is listed on the Nasdaq National Market under the symbol “RBAK.” On April 6, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $6.43 per share.

Investing in our common stock and warrants involves risks. See “Risk Factors” beginning on page 3 for information you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated April 8, 2004

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the warrants or shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock or warrants. You should read the following summary together with the more detailed information regarding our Company, the common stock and warrants being registered hereby, and our financial statements and notes thereto incorporated by reference in this prospectus.

Redback Networks Inc.

Based on worldwide market share by revenue for the Internet access and infrastructure segment, Redback is a leading provider of advanced telecommunications networking equipment. We enable carriers and service providers to deploy high-speed access and services to the Internet and corporate networks. Our product lines, which consist of the SMS™ family of subscriber management systems and the SmartEdge® router and service gateway systems, combine networking hardware and software. These product families are designed to enable our customers to create regional and national networks that support major broadband access technologies, as well as the new services that these high-speed connections support.

Based on the information that management reviews for assessing performance and allocating resources within Redback, we have concluded that Redback has only one reportable business segment. Net revenue was $107.5 million, $125.6 million and $227.5 million for the years ended December 31, 2003, 2002 and 2001, respectively. Loss from operations was $84.7 million, $166.9 million, and $4.1 billion for the years ended December 31, 2003, 2002, and 2001, respectively. Total assets were $509.6 million and $660.7 million as of December 31, 2003 and 2002, respectively.

Our SMS family of products connect and manage large numbers of subscribers across major high-speed access technologies including DSL. These products bridge the operational gap between the devices used to gather high-speed Internet users (i.e., access concentrators) at one end of the network and the devices at the other end of the network used to connect to the Internet (i.e., routers). Redback has a full portfolio of products in the SMS family targeted for different scaling points in the network. This portfolio includes the SMS 500, SMS 1800, SMS 1800 SL, SMS 10000, and SMS 10000 SL products.

Our SmartEdge family of products offer service providers the next generation of edge platforms that provide the ability to add revenue generating network services in addition to the data / Internet connectivity provided by traditional routers. The SmartEdge products simplify the architecture of today’s regional data networks, and improves their capacity, performance and ability to deliver Internet Protocol (IP) services like Virtual Private Networks (VPNs). The SmartEdge family includes the SmartEdge 800 and the SmartEdge 400 products, both of which are available as either a Router or a Service Gateway. Our SmartEdge router allows broadband service providers to connect thousands of business users quickly and cost-effectively through traditional interfaces (DS-1, DS-3, OC-3, OC-12 and OC-48) as well as Ethernet and Gigabit Ethernet interfaces. Its modular and scalable IP software enables the platform to provide users with high reliability, scalability and performance. We announced our SmartEdge router product during the fourth quarter of 2001 and began shipments in the same quarter. In June 2003, we also announced the availability of the Service Gateway software enhancement to the SmartEdge platforms that allow service providers to utilize the same high performance platform to simultaneously support large number of broadband subscribers and perform subscriber management functions.

The combination of our SMS and SmartEdge products deliver an architecture that enables our carrier and service provider customers to build intelligent broadband infrastructure, creating a robust environment for inserting and managing differentiated IP services, on a user-by-user basis.

Redback Networks Inc. was incorporated in Delaware in 1996. On November 3, 2003, we filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court, District of Delaware, or the bankruptcy court, and filed a prepackaged plan of reorganization, or the Plan, on that same date. Our subsidiaries did not follow the parent company into bankruptcy. On December 22, 2003, the bankruptcy court entered an order confirming the Plan. We emerged from bankruptcy on the effective date of the Plan, January 2, 2004.

Our executive offices are located at 300 Holger Way, San Jose, California 95134, and our telephone number at that address is (408) 750-5000. We maintain a web site on the internet at www.redback.com. Our web site, and the information contained therein, is not a part of this prospectus.

The Offering

Common stock offered for resale	10,235,465 shares, which consists of (i) 225,000 shares of common stock (ii) 1,629,373 shares issuable upon the exercise of our Series I Warrants, (iii) 7,026,188 shares issuable upon the conversion of shares of Series B convertible preferred stock, including up to 508,698 shares issuable upon conversion of shares of Series B convertible preferred stock that the company may issue as a PIK dividend to the holders of the Series B convertible preferred stock, (iv) 677,452 shares issuable upon exercise of warrants with an exercise price of $5.00 per share and (v) 677,452 shares issuable upon exercise of warrants with an exercise price of $9.50 per share.

Warrants offered for resale	(i) Series I Warrants to purchase up to 1,629,373 shares of common stock with an exercise price of $5.00 per share, (ii) warrants to purchase up to 677,452 shares of common stock with an exercise price of $5.00 and (iii) warrants to purchase up to 677,452 shares of common stock with an exercise price of $9.50.

Issuance of common stock upon exercise of warrants	1,629,373 shares issuable by Redback upon exercise of our Series I Warrants that are subsequently resold to third parties under this prospectus.

Use of proceeds

All of the warrants and shares of common stock being offered for resale under this prospectus are being resold by the selling security holders or their pledgees, donees, transferees or other successors in interest. Accordingly, we will not receive any proceeds from the resale of these shares. We may, however, receive cash consideration in connection with the exercise of the Series I Warrants that are resold to third parties under this prospectus by TCV.

Registration Rights	In January 2004, we issued our Series I Warrants to purchase common stock and shares of Series B convertible preferred stock to entities affiliated with TCV in a private placement. Pursuant to an Investor Rights Agreement with TCV dated January 5, 2004, and subsequently amended, we have agreed to file a shelf registration statement, of which this prospectus forms a part, with the Securities and Exchange Commission, or SEC, to cover the resale of the Series I Warrants and the 8,655,561 shares of common stock issuable upon (i) the conversion of shares of Series B convertible preferred stock, including up to 508,698 shares of common stock issuable upon conversion of shares of Series B convertible preferred stock that the company may issue as a PIK dividend to the holders of the Series B convertible preferred stock, and (ii) the exercise of the Series I Warrants, and to register the issuance of 1,629,373 shares of common stock upon the exercise of the Series I Warrants by third parties who have purchased those warrants under this prospectus.

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in or incorporated by reference into this prospectus, before making an investment decision. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our securities could decline, and you may lose all or part of your investment.

You should keep these risk factors in mind when you read “forward-looking” statements elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. These are statements that relate to our expectations for future events and time periods. Generally, the words, “anticipate,” “expect,” “intend” and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

Even though we recently emerged from Chapter 11 bankruptcy reorganization, we expect to continue to incur net operating losses in the near future.

To date, we have not been profitable. We incurred net losses of approximately $118.8 million in the year ended December 31, 2003, $186.9 million during fiscal year 2002, $4.1 billion in 2001 and $1.0 billion in 2000, and we will continue to expend substantial funds in fiscal year 2004. To date, we have funded our operations primarily from private and public sales of debt and equity securities, as well as from bank borrowings. As of December 31, 2003, we had cash, cash equivalents, and restricted cash of approximately $22.9 million, of which $2.4 million was restricted as collateral for secured loans or letters of credit, down from $116.0 million as of December 31, 2002.

On November 3, 2003, we filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code. We emerged from bankruptcy on the effective date of the Plan, January 2, 2004. Even after our emergence from bankruptcy, we will continue to incur losses. Although we believe that our future operating cash flows will be sufficient to finance our operating requirements for the next 12 months, our limited availability of funds along with our continued loss from operations restricts our ability to expand or significantly increase our re-investment in our business and makes us more vulnerable to industry downturns. This may also place us at a competitive disadvantage.

Although we have successfully emerged from Chapter 11 bankruptcy, we may experience a negative impact on our business and operations due to the bankruptcy filing.

While we emerged from bankruptcy on January 2, 2004, there may be continued resistance to conduct business with us on the part of our customers, partners and vendors. Our customers and partners may continue to have concerns about our long-term viability given our need to file bankruptcy, which may delay or change their decision to purchase products or enter into new distribution agreements with us. In addition, our vendors may be unwilling to extend us favorable credit terms or refuse to do business with us at all as a result of our bankruptcy proceedings. An occurrence of one or all of these events could have a material adverse impact on our business.

Our operating plan is based on assumptions concerning the realization of a certain level of revenues and the control of our costs, which are difficult to predict and there is no guarantee that those goals are achievable.

Our operating plan is subject to great uncertainty because we have limited visibility into our business prospects and difficulty predicting the amount and timing of our revenue. Specifically, the sales cycle is difficult to predict with respect to our SmartEdge router products due to our customers’ and potential customers’ need to fully evaluate these products and compare them to competitive products. The difficulty in predicting the sales cycle is aggravated by the fact that we have a limited backlog of orders continuing into 2004.

Many of our customers’ sales decisions are not made until the final weeks or days of the calendar quarter, which leads to greater uncertainty for us in predicting the timing and amount of our revenue. Customers often view the purchase of our products as a significant and strategic decision, and this causes purchases of our products to become more susceptible to extensive testing and internal review and approval cycles by our customers, the length and outcome of which is difficult to predict. This is particularly true for larger customers who represent a significant percentage of our sales and for whom our products represent a very small percentage of their overall purchasing activity. These customers are often engaged in multiple simultaneous purchasing decisions, some of which may pertain to more immediate needs and absorb the immediate attention of our customers. Our customers’ current capital constraints also make it difficult for them to commit in advance to buy our products in any given quarter. If sales from a specific customer for a particular quarter are not realized in that quarter or at all, our operating results could be materially adversely affected.

Our projected results are also based upon assumptions about our overall cost-structure which could prove unreliable. For example, if our current pricing arrangement with our contract manufacturer, which is up for renegotiation in the second quarter of 2004, is not renewed beyond its current term, or is renegotiated on terms less favorable to us, our results of operations and financial condition could be materially harmed.

Our operating results will suffer if we do not successfully commercialize our product lines.

Our product line expanded when we began shipping our SmartEdge router in the fourth quarter of 2001. In addition, we have introduced new technologies in 2002 and 2003. In the fourth quarter of 2002 we introduced new technology for the SMS 10000 platform, the SMS 10000 SL product. In the second quarter of 2003, we introduced the SmartEdge 400 router and the Service Gateway software for all SmartEdge platforms. In the third quarter of 2003, we introduced the SMS 1800 SL product and the NetOp Policy Manager products. The growth of our business is dependent on customer acceptance of these new products. If sales of these products do not meet our 2004 operating plan expectations our operating results, financial condition or business prospects may be negatively impacted.

There are a limited number of potential customers for our products and the loss of any of our key customers would likely significantly reduce our revenues.

Our customers include both end-user customers and resellers. During the twelve months ended December 31, 2003, revenue from product purchases by SBC Communications and British Telecom accounted for approximately 16% and 11% of our revenue, respectively. During the year ended December 31, 2002, revenue from product purchases by Verizon and Sumitomo, Nokia and SBC Communications accounted for approximately 13%, 10%, 10%, and 10% of our revenue, respectively. We anticipate that a large portion of our revenues will continue to depend on sales to a limited number of customers, and we do not have contracts or other agreements that guarantee continued sales to these or any other customers. The loss of any of our key customers could likely significantly reduce our revenues.

A small number of stockholders own a large percentage of our common stock and could significantly influence all matters requiring stockholder approval.

Based on SEC filings reporting stock ownership, two stockholders individually own over 10% of our issued and outstanding common stock with Creedon Keller & Partners, Inc. owning approximately 17%, and FMR Corp. owning approximately 10%. In addition, entities affiliated with Technology Crossover Ventures own Series B preferred stock that has the right to vote on all matters together with our common stock. These shares of preferred stock represent approximately 11% of our outstanding common stock on an as-converted basis. In the event some or all of these stockholders vote together they would be able to significantly influence all matters requiring approval by our stockholders, including new financing, the election of directors and the approval of mergers or other business combination transactions. To the extent that the interests of these stockholders are different than those of other stockholders, important company decisions may not reflect the interests of all stockholders.

Our future success depends in large part on sales to companies in the depressed telecommunications sector, and these companies continue to remain cautious with respect to new purchases.

We are highly dependent on sales to companies in the telecommunications sector. Over the last two years, this sector has been depressed and has only recently begun to recover. Our future depends on a rebound in the telecommunications sector because our sales depend on the increased use and widespread adoption of broadband access services, increased capital expenditures by the telecommunications carriers (which often occurs on a sporadic and unpredictable basis), and the ability of our customers to market and sell broadband access services. If the telecommunications industry does not continue to recover or broadband deployments do not increase steadily, our customers may continue to encounter a shortage of capital, forego sustained or increased levels of capital investments, and reevaluate their need for our products. Recovery of the telecommunications sector is beyond our control, and if it fails to recover in the near future, our revenues may be less than we currently anticipate, and our business will suffer.

We increasingly rely on sales in international markets, which exposes us to additional risks that may affect our revenue levels.

We have become increasingly reliant on sales to international customers during the last two years. During the year ended December 31, 2003, 2002 and 2001 we derived approximately 62%, 50% and 37%, respectively, of our revenue from sales to international customers. Our growing international presence exposes us to risks including:

•	political, legal and economic instability in many parts of the world;

•	protectionist tariffs and other unpredictable regulatory requirements;

•	difficulties in managing operations across disparate geographic areas;

•	foreign currency fluctuations;

•	reduced or limited protection of our intellectual property rights;

•	dependence on local and global resellers;

•	greater expenses associated with customizing products for foreign countries;

•	longer accounts receivable cycles; and

•	disruptions to our business related to widespread disease or other medical conditions.

If one or more of these risks materialize, our sales to international customers may decrease and our costs may increase, which could negatively impact our revenues and operating results. For example, operating results were negatively impacted in the second quarter of 2003 due to, among other things, worldwide travel restrictions imposed in conjunction with the outbreak of SARS in Asia and Canada.

If our products do not anticipate and meet specific customer requirements and demands, our sales and operating results would be adversely affected.

To achieve market acceptance of our products, we must anticipate and adapt to customer requirements and offer products and services that meet customer demands. Due to the complexity of our products and the complexity, diversity, and changing nature of our customer needs, many of our customers require product features and capabilities that our products may not have or may not satisfy over time. In addition, we may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and enhancements.

There can be no assurance that we will be able to provide products that will satisfy new customer demands or evolving industry standards, or that the standards we choose to develop will position our products to compete with others in the market. In addition, if we are required to add features to our products, we may experience longer sales cycles, higher research and development spending and lower margins. Furthermore, if we are required to modify our products for a few customers, we may experience delays in developing other product features desired by different customers, which may cause us to lose sales to those customers. Our failure to develop products or offer services that satisfy customer requirements would materially adversely affect our sales, operating results, financial condition and business prospects.

Undetected software or hardware errors in our products before deployment could have a material adverse effect on our operating results.

Due to the complexity of both our products and our customers’ environments, we may not detect product defects until full deployment in our customers’ networks. Furthermore, due to the intricate nature of our products, it is possible that our products may not interoperate with our customers’ networks. This possibility is enhanced by the fact that our customers typically use our products in conjunction with products from other vendors. Regardless of whether warranty coverage exists for a product, we may be required to dedicate significant technical resources to resolve any defects or interoperability problems in order to maintain our customer relationships. If this occurs, we could experience, among other things, loss of major customers, cancellation of product orders, increased costs, delay in recognizing revenue, and damage to our reputation.

We are disputing a number of the proof of claims filed in the bankruptcy proceeding, which may result in additional liability and may be costly to litigate.

We intend to file objections to certain disputed proof of claims of approximately $8.3 million which were filed in the bankruptcy proceeding and may result in additional liabilities if such claims are ultimately allowed by the bankruptcy court. We intend to dispute those proof of claims filed in the bankruptcy case to the extent that we believe such claims to have been either improperly filed with the bankruptcy court, or filed in amounts in excess of the true liability reflected in such claims. We cannot predict the outcome of such disputes and, to the extent that these disputed claims are ultimately allowed by the bankruptcy court, there may be an unfavorable outcome which may result in a greater equity distribution (of up to approximately 820,000 common shares) than originally contemplated. In addition, the cost of litigating the allowance of such claims may be greater than we anticipated.

We are dependent on sole source and limited source suppliers for several key components, and any interruptions or delay of supply could adversely affect our sales and business prospects.

We currently purchase several key components used in our products from single or limited sources of supply. Specifically, we rely on a limited number of foundries for a number of our ASICs. We have no guaranteed supply arrangement with these suppliers, and we, or our third party contract manufacturer, may fail to obtain these supplies in a timely manner in the future. Financial or other difficulties faced by these suppliers or significant changes in demand for these components could limit the availability of these components to us. Any interruption or delay in the supply of any of these components, or the inability to obtain these components from alternate sources at acceptable prices and within a reasonable amount of time, would adversely affect our ability to meet scheduled product deliveries to our customers and would materially adversely affect our sales and business prospects. In addition, locating and contracting with additional qualified suppliers is time-consuming and expensive. Our inability to obtain sufficient quantities of components from our suppliers in a timely manner could negatively impact our ability to timely introduce and generate revenue from this new technology.

We currently depend on a single contract manufacturer, Jabil Circuit, Inc. with whom we do not have a long-term supply contract, and the loss of any manufacturing capacity could materially and adversely affect our sales and operating results.

We depend on a single third party contract manufacturer to manufacture our products, and certain strategic vendors to supply parts to our contract manufacturer, with whom we do not have long-term contracts. If we should fail to effectively manage the relationship with our contract manufacturer or if it should experience delays, disruptions or quality control problems in our manufacturing operations, our ability to ship products to our customers would be delayed. If our contract manufacturer were to cease doing business with us, our ability to deliver products to customers could be materially adversely affected, which would have a material adverse effect on our business. The loss of any of our contract manufacturer’s manufacturing capacity could prevent us from meeting our scheduled product deliveries to our customers and could materially and adversely affect our sales and operating results.

Our business will be adversely affected if we are unable to protect our intellectual property rights.

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. Furthermore, other parties may independently develop similar or competing technology, design around any patents that may be issued to us, otherwise gain access to our trade secrets or intellectual property, or disclose our intellectual property or trade secrets. Although we attempt to protect our intellectual property rights, we may be unable to prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

As of December 31, 2003, we have filed over 100 patent applications in the United States, over 25 international patents, and have been granted nine U.S. patents. The patent applications may not result in the issuance of any additional patents. Any patent that is issued might be invalidated or circumvented or otherwise fail to provide us any meaningful protection. In addition, we cannot be certain that others will not independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property, or disclose our intellectual property or trade secrets, or that we can meaningfully protect our intellectual property. Our failure to protect our intellectual property effectively could have a material adverse effect on our business, financial condition or results of operations. We have licensed technology from third parties for incorporation into our products, and we expect to continue to enter into such agreements for future products.

If necessary licenses of third-party technology are not available to us or are unreasonably expensive to obtain, our results of operations could be adversely affected.

We may be required to license technology from third parties to develop new products or product enhancements. However, these licenses may not be available to us on commercially reasonable terms, if at all. The inability to obtain any third-party licenses required to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost either of which could seriously harm our business, financial condition and results of operations.

We could become subject to litigation regarding intellectual property rights which could subject us to significant liability or force us to redesign our products.

In recent years, we have been involved in litigation involving patents and other intellectual property rights, including our settled litigation with Nortel Networks. Moreover, many patents have been issued in the United States and throughout the world relating to many aspects of networking technology, and therefore, we may become a party to additional litigation to protect our intellectual property or as a result of an alleged infringement of others’ intellectual property rights. If we do not prevail in potential lawsuits, we could be subject to significant liability for damages and we could be forced to redesign any of our products that use such infringing technology.

Our business and financial condition would be materially harmed due to reduction in our cash as a result of damage awards, lost or delayed sales or additional development or licensing expenses. Moreover, lawsuits, even those in which we prevail are time-consuming and expensive to resolve and divert management and technical time and attention. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

We may be at risk of additional litigation, which could be costly and time consuming to defend.

In 2002, we were a defendant in a securities class action litigation, which is still pending, although it is subject to a pending settlement covered by insurance. In addition, in recent months, certain or our current and former executive officers and board members have become the subject of several purported class action and stockholder derivative lawsuits. These complaints allege, among other things, that the named defendants breached their fiduciary duties to us and failed to disclose information relating to transactions we entered into with Qwest Communications. These lawsuits could seriously harm our business and financial condition. In particular, the lawsuits could harm our relationships with existing customers and our ability to obtain new customers. The continued defense of the lawsuits could also result in the diversion of our management’s time and attention away from business operations, which could harm our business. The lawsuits could also have the effect of discouraging potential acquirers from bidding for us or reducing the consideration they would otherwise be willing to pay in connection with an acquisition. Although we are unable to determine the amount, if any, we may be required to pay in connection with the resolution of these lawsuits by way of settlement, indemnification obligations or otherwise, the size of any such payments, unless covered by insurance or recovered from third parties, could seriously harm our financial condition and liquidity.

All litigation that was commenced prior to or during the course of bankruptcy was stayed once we entered bankruptcy and will be handled pursuant to the Plan. However, we remain at risk of post Chapter 11 litigation claims, including in the areas of securities class action, intellectual property rights, employment (unfair hiring or terminations), product liability, etc. and remain at risk of obtaining liability insurance at a reasonable cost when our current policies expire. Litigation involves costs in defending the action and the risk of an adverse judgment. Any material litigation could result in substantial costs and divert management’s attention and resources, which could seriously harm our business, financial condition, results of operations and liquidity.

Our gross margin may continue to fluctuate over time, which could harm our results of operations.

Our gross margin may continue to fluctuate in the future due to, among other things: any changes in the mix of sales between our products and geographies; competitive pressure to reduce our current price levels; our ability to control inventory costs and other reserves; our ability to control and absorb fixed costs; and our ability to introduce new products, product enhancements and upgrades. Based on the foregoing, our gross margin could decline and our results of operations would suffer.

Intense competition in our industry could result in the loss of customers or an inability to attract new customers.

Our SmartEdge router competes in a market characterized by an upgrade cycle of swapping existing edge routers for more dense next-generation edge routers with higher interface speeds and richer software functionality. Industry analysts expect this transition to occur over the next four years. Our competitors are repositioning their existing core routers with additional features for use in the edge of the networks. Additional competition exists from companies who make multi-service edge devices, those who are adding subscriber management features to their existing core routers, as well as startup companies who are developing next generation technologies that may compete with our products.

SmartEdge router competitive pressures may result in price reductions, reduced margins and lost market share, which would materially adversely affect our business, results of operations and financial condition. In addition, some of our competitors are large public companies that have greater name recognition, broader product offerings, more extensive customer bases, more established customer support and professional services organizations, and significantly greater financial, technical, marketing and other resources than we have. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products, and they can leverage their customer relationships and broader product offerings and adopt aggressive pricing policies to gain market share. Our competitors with large market capitalization or cash reserves are much better positioned than we are to acquire other companies, including our competitors, and thereby acquire new technologies or products that may displace our product lines. As a result of the foregoing, we may be unable to maintain a competitive position against our competitors, which could result in a decrease in sales, earnings, and cash generation.

Our quarterly operating results have and are expected to continue to fluctuate significantly, which may result in volatility in the prices of our securities.

Our quarterly operating results are likely to be affected by a number of factors, including the timing of significant sales to large customers, the long sales and implementation cycles, our ability to control expenses, and the recovery of the telecommunications industry and the economy in general. The majority of our expenses are essentially fixed in the short term. As a result, if we experience delays in generating or recognizing revenue, our quarterly operating results will likely decrease. Therefore, we believe that quarter-to-quarter comparisons of our operating results may not be meaningful. You should not rely on our results for one quarter as any indication of our future performance. It is likely that in some future quarter our operating results may be above or below the expectations of public market analysts or investors. If this occurs, the prices of our common stock would likely fluctuate.

If we experience difficulties in developing new products, our revenues and earnings may be adversely affected.

We intend to continue to invest in product and technology development. The development of new or enhanced products is a complex and uncertain process that requires the accurate anticipation of technological and market trends. We may experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and enhancements. We may also experience the loss of key development personnel that could impair our ability to develop and introduce new or enhanced products. The introduction of new or enhanced products also requires that we manage the transition from older products in order to minimize disruption in customer ordering patterns, to ensure that adequate supplies of new products can be delivered to meet anticipated customer demand, and to limit the creation of excess inventory that may impact our financial results. Our inability to effectively manage the transition to newer products or accurately predict market and economic conditions in the future may cause us to incur additional charges of excess and obsolete inventory. If any of the foregoing occurs, our revenue, earnings, and cash generation may be adversely affected.

If we fail to retain or attract employees, we may not be able to timely develop, sell or support our products.

Over the past several years we have experienced significant decrease in our overall number of employees as a result of operational efficiencies and reductions in the workforce. In addition, we experienced changes in our management structure in 2003. It is especially challenging to attract and retain highly qualified management, skilled engineers and other knowledgeable workers in an industry such as ours where competition for skilled personnel is intense. Our future performance depends, in part, on the ability of our restructured senior management team to effectively work together, manage our workforce and retain highly qualified technical and managerial personnel.

One of our officers is facing a civil SEC lawsuit related to his previous employment, and any adverse determination may affect his ability to serve as an officer of our company.

On February 25, 2003, the SEC filed a civil lawsuit against eight current and former officers and employees of Qwest Communications, regarding activities that occurred while each was employed at Qwest. One of the individuals named is Joel Arnold, our Senior Vice President of Strategy and Marketing, who was formerly Executive Vice President of Qwest’s Global Business Unit. The lawsuit alleges that Mr. Arnold participated in activities intended to artificially accelerate Quest’s recognition of revenue in two equipment sale transactions. The SEC is seeking, among other remedies, that Mr. Arnold and four other defendants be permanently barred from serving as an officer or director of any public company.

Although it is expected that such a civil procedure will take two to three years or longer to be adjudicated, an unfavorable result at the end of such action against Mr. Arnold may result in him being unable to serve as an officer. In addition, Mr. Arnold may be distracted while defending against the allegations.

We have been informed that the SEC is examining certain transactions involving Qwest Communications, and an adverse determination relating to Redback in this examination could result in a material adverse effect on our business.

We were previously informed that the SEC is examining various transactions involving Qwest Communications, some of which were entered into between us and Qwest. We fully cooperated with the SEC regarding this matter and have provided relevant information to the SEC in response to its requests. The transactions with respect to which the SEC has requested information from us were all entered into prior to fiscal year 2002 and involve the sale of products by Redback to Qwest, the purchase of certain products and services by Redback from Qwest and certain equity investments. We cannot predict the duration or outcome of the SEC’s examination, and to date, the SEC has not informed us as to their intent to pursue enforcement or any other action against us. If, however, the SEC determines to pursue enforcement or other action against us, our management could be distracted, we could incur substantial costs and there could be a material adverse effect on our business.

If we fail to match production with product demand, we may need to incur additional costs and liabilities to meet such demand.

We currently use a rolling forecast based on anticipated product orders, product order history and backlog to determine our materials requirements. Lead times for the materials and components that we order vary significantly and depend on numerous factors, including the specific supplier, contract terms and demand for a component at a given time. If we overestimate our requirements or there are changes in the mix of products, the contract manufacturer may have excess inventory, which would increase our storage or obsolescence costs. For example, we incurred write-downs of excess and obsolete inventory and related claims of $914,000, $34.4 million, and $142.6 million in 2003, 2002 and 2001, respectively. The 2003 and 2002 excess and obsolete inventory charges resulted from reductions in forecasted revenue and reactions to current market conditions. The 2001 excess inventory resulted from purchases that we made directly or that were committed on our behalf by our contract manufacturers to meet demand that was anticipated in 2001, before we experienced a sudden and significant decrease in our forecasted revenue. If we underestimate our requirements, the contract manufacturer may have an inadequate inventory, which could interrupt manufacturing of our products and result in delays in shipments and revenues.

Our business may suffer slower or less growth due to further government regulation of the communications industry.

The jurisdiction of the Federal Communications Commission, or FCC, extends to the communications industry, to our customers and to the products and services that our customers sell. Continued regulations that adversely affect our customers or future FCC regulations, or regulations established by other regulatory bodies, may limit the amounts of money capital available for investment in broadband. Regulation of our customers may materially harm our business and financial condition. The delays that these governmental processes entail may cause order cancellations or postponements of product purchases by our customers, which would materially harm our business, results of operations and financial condition.

We have adopted anti-takeover measures effects that could prevent a change in our control.

In 2001, we adopted a stockholder rights plan. This plan could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short term, to the interests of the stockholders. In addition, such provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock. Our certificate of incorporation and bylaws contain provisions that limit liability and provide for indemnification of our directors and officers, and provide that our stockholders can take action only at a duly called annual or special meeting of stockholders. These provisions and others also may have the effect of deterring hostile takeovers or delaying changes in control or management.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms such as “believes,” “does not believe,” “plans,” “expects,” “intends,” “estimates,” “anticipates” and other phrases of similar meaning involve uncertainty and are forward-looking statements.

Forward looking statements are subject to known and unknown risks and uncertainties which may cause our actual results in future periods to differ materially from what is currently anticipated. We make cautionary statements in certain sections of this prospectus, including under “Risk Factors.” You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in:

•	this prospectus, and in the materials referred to in this prospectus;

•	the materials incorporated by reference into this prospectus; and

•	our press releases.

No forward-looking statement is a guarantee of future performance and you should not place undue reliance on any forward-looking statement.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock or warrants by the selling security holders. We may, however, receive cash consideration in connection with the exercise of the warrants originally issued to entities affiliated with TCV that are subsequently resold to third parties.

If the warrants originally issued to entities affiliated with TCV were fully exercised for cash, Redback would realize proceeds, before expenses, in the amount of $8,146,865. We intend to use any net proceeds received upon exercise of these warrants for general corporate purposes and working capital requirements.

SELLING SECURITY HOLDERS

The following table sets forth information for the selling security holders as of March 4, 2004. For purposes of this prospectus, the selling security holders include their pledgees, assignees, donees, partnership distributees or other transferees who may receive the securities. On that date, 51,789,623 shares of our common stock were issued and outstanding. Beneficial ownership is determined in accordance with SEC rules and includes securities that the selling security holders have the right to acquire within 60 days after March 4, 2004. Except as otherwise indicated, we believe that the selling security holders have sole voting and investment power with respect to all shares of the securities shown as beneficially owned by them. The selling security holders may from time to time offer and sell pursuant to this prospectus any or all of the common stock and warrants set forth below. The issuances of the shares of preferred stock, the warrants and the shares of common stock underlying the preferred stock and the warrants are deemed to be exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act, and were made without general solicitation or advertising.

	Securities Beneficially Owned Prior to the Offering
Name	Warrants		Shares of Common Stock to be Issued upon Exercise of Warrants	Shares of Common Stock to be Issued upon Conversion of Shares of Series B Convertible Preferred Stock (1)	Shares of Common Stock	Amount of Class of Securities Beneficially Owned After the Offering (*)	Percentage of Class of Securities Beneficially Owned After the Offering (*)
TCV IV, L.P. (4)	1,570,800	(2)	1,570,800	6,283,200	—	0	0%
TCV IV Strategic Partners, L.P. (4)	58,573	(2)	58,573	234,290	—	0	0%
Chanin & Company LLC (5)	—		—	—	225,000	0	0%
CTC Associates II, L.P.	1,354,904	(3)	1,354,904	—	—	0	0%

(*)	The table assumes that the selling security holders sell all of their securities being offered pursuant to this prospectus. We are unable to determine the exact number of securities that will actually be sold pursuant to this prospectus.
(1)	Assumes the conversion of 1 share Series B convertible preferred stock into 10 shares of common stock. This conversion ratio is subject to adjustment pursuant to the anti-dilution provisions set forth in the Certificate of Designation for the Series B convertible preferred stock.
(2)	These warrants have an exercise price of $5.00 per share.
(3)	Consists of warrants to purchase up to 677,452 shares of our common stock with an exercise price of $5.00 per share and warrants to purchase up to 677,452 shares of our common stock with an exercise price of $9.50 per share.
(4)	Technology Crossover Management IV, L.L.C., or TCM IV, a Delaware limited liability company, is the sole general partner of TCV IV, L.P. and TCV IV Strategic Partners, L.P. TCM IV may be deemed to have sole voting and investment power over these securities. Mr. John L. Drew, a member of the Redback board of directors, is a member of TCM IV and may also be deemed to share voting or investment power over these securities. TCM IV and Mr. Drew disclaim beneficial ownership of such securities except to the extent of their respective pecuniary interests therein. These securities exclude 341 shares issuable pursuant to options exercisable within 60 days of March 4, 2004 held by Mr. Drew. The address of TCM IV is 528 Ramona Street, Palo Alto, California, 94301. Shares of common stock to be issued upon conversion of shares of Series B convertible preferred stock do not include an estimated aggregate of up to 508,698 shares of common stock issuable upon conversion of additional shares of Series B convertible preferred stock that the company may issue as a PIK dividend to holders of shares of Series B convertible preferred stock.
(5)	The security holder, Chanin & Company LLC, is affiliated with Chanin Capital LLC. Chanin Capital LLC is a registered broker-dealer.

Up to 10,235,465 shares of common stock and warrants to purchase 2,984,277 shares of common stock are being offered by this prospectus, all of which are being offered for resale for the account of the selling security holders.

Our registration of the resale of the common stock and warrants listed above does not necessarily mean that the selling security holders will sell all or any of these securities.

On January 5, 2004, we closed a private placement transaction in which we issued 651,749 shares of our Series B convertible preferred stock to TCV IV, L.P. and TCV IV Strategic Partners, L.P. at a price of $46.03 per share. In connection with the issuance of these shares, we issued immediately exercisable Series I Warrants to purchase up to 1,629,373 shares of our common stock at an exercise price of $5.00 per share to these same purchasers. We agreed to register for resale (1) the Series I Warrants, (2) the shares of common stock issuable upon conversion of the Series B preferred stock, including shares of common stock issuable upon conversion of shares of Series B preferred stock that the company issues as a PIK dividend, and (3) the shares of common stock issuable upon exercise of the Series I Warrants.

On February 11, 2004, we entered into a letter agreement with Chanin in which we agreed to issue 225,000 shares of common stock to Chanin in settlement of a dispute over the amount of fees owed to it under a separate agreement.

On January 2, 2004, in connection with our emergence from bankruptcy, we entered into a new real property lease with CTC covering the Company’s principal corporate headquarters in San Jose, California. Pursuant to that lease agreement, the Company granted CTC a warrant to purchase 677,452 shares of our common stock at an exercise price of $5.00 per share and a warrant to purchase 677,452 shares of our common stock at an exercise price of $9.50 per share.

DESCRIPTION OF CAPITAL STOCK

Common Stock

Our certificate of incorporation provides for authorized capital of 760,001,200 shares, consisting of 750,001,200 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

As of March 4, 2004, we had 51,789,623 shares of common stock outstanding, and had reserved for issuance 29,431,656 shares of common stock with respect to incentive stock plans, outstanding common stock purchase warrants and upon conversion of the outstanding Series B convertible preferred stock. In accordance with the terms and conditions of our Prepackaged Plan of Reorganization, confirmed by the United States Bankruptcy Court for the District of Delaware on December 22, 2003, we have reserved an additional indeterminate number of shares of our common stock for issuance to certain holders of claims against the company in satisfaction of such claims.

As of March 4, 2004, there were approximately 68,389 beneficial owners and 797 record holders of our common stock. Holders of our common stock are entitled to cast one vote for each share held of record on all matters acted upon at any stockholders’ meeting and to receive dividends if, as and when declared by our board of directors out of funds legally available therefor. There are no cumulative voting rights. If there is any liquidation, dissolution or winding-up of our company, each holder of our common stock will be entitled to participate, taking into account the rights of any outstanding preferred stock, ratably in all of our assets remaining after payment of liabilities. Holders of our common stock have no preemptive or conversion rights. All outstanding shares of our common stock, including shares of common stock issued upon the exercise of the common stock warrants in accordance with the terms of such warrants, will be fully paid and non-assessable.

Our common stock is quoted on The Nasdaq National Market under the symbol “RBAK.”

Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 10,000,000 shares of our preferred stock, in one or more series. Each such series of preferred stock will have such number of shares, designations, preferences, powers, qualifications and special or relative rights or privileges as will be determined by our board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights. The rights of the holders of our common stock will be subject to the rights of holders of any preferred stock issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

Series A Preferred Stock Purchase Rights

A dividend of one preferred stock purchase right, which we refer to as a right, for each outstanding share of our common stock, was declared by our board of directors on June 12, 2001. Each right entitles the registered holder to purchase from us either one one-thousandth of a share of our Series A Preferred Stock, par value $.0001 per share, at a price of $83.28 per one one-thousandth of a share of Series A Preferred Stock, subject to adjustment, or, under certain circumstances, a number of shares of our common stock with a market value equal to two times the purchase price of one one-thousandth of a share of the Series A Preferred Stock. The description and terms of the rights are set forth in a rights agreement dated as of June 12, 2001, as amended from time to time, between us and U.S. Stock Transfer Corporation, as rights agent.

In general, until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons, which we refer to as an acquiring person, has acquired beneficial ownership of 15% or more of the outstanding shares of our common stock or (ii) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons becomes an acquiring person) following the commencement of, or announcement of an intention to make, a third party tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of our common stock (the earlier of such dates being called the distribution date), the rights will be evidenced, with respect to any of the common stock certificates outstanding as of the date of record, by such common stock certificate together with a copy of a summary describing the rights. On May 21, 2002, the rights agreement was amended to provide that Nokia would not be deemed to be an acquiring person under the rights agreement as a result of certain purchases of common stock, including through warrants, by Nokia. On October 2, 2003, we further amended the rights agreement to provide that any person or group who beneficially owns 15% or more of the outstanding shares of common stock solely by reason of consummation of the financial restructuring will not be deemed an acquiring person under the rights agreement. On January 5, 2004, the rights agreement was further amended to provide that neither TCV IV, L.P. nor TCV IV Strategic Partners, L.P., or TCV, nor any of their affiliates or associates shall be deemed to be “acquiring persons” under the rights agreement on account of (i) their acquisition of the company’s Series B Preferred Stock or warrants to purchase common stock in connection with their 2004 equity investment in the company, (ii) their acquisition of common stock upon conversion of the Series B Preferred Stock or exercise of the warrants, (iii) any equity grants to any member of the company’s board of directors serving as the TCV designee, or (iv) additional purchases by TCV of up to 3,000,000 shares of common stock in open-market purchases or otherwise in transactions not involving the company.

The rights agreement provides that, until the distribution date (or earlier expiration of the rights), the rights will be transferred with and only with the common stock. Until the distribution date (or earlier expiration of the rights), new common stock certificates issued after the record date upon transfer or new issuances of common stock will contain a notation incorporating the rights agreement by reference. Until the distribution date (or earlier expiration of the rights), the surrender for transfer of any certificates for shares of common stock outstanding as of the record date, even without such notation or a copy of the summary describing the rights, will also constitute the transfer of the rights associated with the shares of common stock represented by such certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of our common stock as of 5:00 p.m. New York City time on the distribution date and such separate right certificates alone will evidence the rights.

The rights are not exercisable until the distribution date. The rights will expire on July 14, 2011, unless we extend or advance the expiration date, or unless the rights are earlier redeemed or exchanged by us, in each case as described below.

The purchase price payable, and the number of shares of Series A Preferred Stock or other securities or property issuable, upon exercise of the rights is subject to adjustment from time to time to prevent dilution:

•	in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock,

•	upon the grant to holders of Series A Preferred Stock of certain rights or warrants to subscribe for or purchase Series A Preferred Stock at a price, or securities convertible shares of Series A Preferred Stock with a conversion price, less than the then-current market price of the Series A Preferred Stock, or

•	upon the distribution to holders of Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in shares of Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding rights is subject to adjustment in the event of a stock dividend on our common stock payable in shares of our common stock or subdivisions, consolidations or combinations of our common stock occurring, in any such case, prior to the distribution date.

Shares of Series A Preferred Stock purchasable upon exercise of the rights will not be redeemable. Each share of Series A Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $1.00 per share, and (b) an amount equal to 1000 times the dividend declared per share of our common stock. In the event of our liquidation, dissolution or winding up, the holders of Series A Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $1.00 per share (plus any accrued but unpaid dividends), and (b) an amount equal to 1000 times the payment made per share of common stock. Each share of Series A

Preferred Stock will have 1000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of our common stock are converted or exchanged, each share of Series A Preferred Stock will be entitled to receive 1000 times the amount received per share of our common stock. These rights are protected by customary antidilution provisions.

Because of the nature of the Series A Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Series A Preferred Stock purchasable upon exercise of each right should approximate the value of one share of our common stock.

In the event that any person or group of affiliated or associated persons becomes an acquiring person as described above, each holder of a right, other than rights beneficially owned by the acquiring person (which will thereupon become void), will thereafter have the right to receive upon exercise of a right that number of shares of our common stock having a market value of two times the exercise price of the right.

In the event that, after a person or group has become an acquiring person, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, proper provisions will be made so that each holder of a right (other than rights beneficially owned by an acquiring person which will have become void) will thereafter have the right to receive upon the exercise of a right that number of shares of common stock of the person with whom we have engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the right.

At any time after any person or group becomes an acquiring person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such acquiring person of 50% or more of the outstanding shares of our common stock, our board of directors may exchange the rights (other than rights owned by such acquiring person which will have become void), in whole or in part, for shares of our common stock or Series A Preferred Stock (or a series of our preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of our common stock, or a fractional share of Series A Preferred Stock (or other preferred stock) equivalent in value thereto, per right.

With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in such purchase price. No fractional shares of Series A Preferred Stock or our common stock will be issued (other than fractions of Series A Preferred Stock which are integral multiples of one one-thousandth of a share of Series A Preferred Stock, which may, at our election, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Series A Preferred Stock or the common stock.

At any time prior to the time an acquiring person becomes such, our board of directors may redeem the rights in whole, but not in part, at a redemption price of $.0001 per right payable, at our option, in cash, shares of common stock or such other form of consideration as our board of directors shall determine. The redemption of the rights may be made effective at such time, on such basis and with such conditions as our board of directors, in its sole discretion, may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price, as described above.

For so long as the rights are then redeemable, we may, except with respect to the redemption price, amend the rights agreement in any manner. After the rights are no longer redeemable, we may, except with respect to the redemption price, amend the rights agreement in any manner that does not adversely affect the interests of holders of the rights.

Until a right is exercised or exchanged, the holder thereof, as such, will have no rights as our stockholder, including, without limitation, the right to vote or to receive dividends.

Series B Convertible Preferred Stock

The Series B convertible preferred stock is convertible into our common stock at a one-for-ten ratio, subject to customary adjustments, at any time at the option of the holders. In addition, subject to certain conditions, the Series B convertible preferred stock will automatically convert into shares of common stock (1) upon the approval of the holders of a majority of the outstanding shares of Series B convertible preferred stock or (2) after one year from the date of issuance of the Series B convertible preferred stock, if the common stock trades at a price of $13.81, subject to certain adjustments, for 90 consecutive days. Upon conversion of any shares of Series B convertible preferred stock, the holders of those shares will be entitled to receive a cash payment in satisfaction of all accrued and unpaid dividends, although the company may, under certain conditions, pay the dividends in the form of shares of common stock.

The holders of the Series B convertible preferred stock are entitled to receive a 2% semi-annual cumulative dividend payable, at our option, in cash or, subject to certain conditions, in shares of Series B convertible preferred stock. Dividends are payable to holders of the Series B convertible preferred in preference to dividends payable to holders of the Series A preferred stock and holders of common stock. Dividends on the Series B convertible preferred stock begin to accrue commencing on the first day the shares are issued and are payable semi-annually on January 1 and July 1 of each year beginning on July 1, 2004. If we declare a dividend or distribution on common stock, then the holders of Series B convertible preferred stock will also be entitled to this dividend or distribution.

The holders of Series B convertible preferred stock have the right to vote with the common stockholders or as a separate class depending on the circumstances. In the event of a sale, liquidation, or dissolution of the company, the holders of Series B convertible preferred stock are entitled to be paid in cash equal to the original price and all accrued or unpaid dividends.

So long as any shares of Series B convertible preferred stock remain outstanding, the holders of a majority interest of the outstanding shares, voting as a separate class, will have the right to elect and remove one member of our board of directors.

DESCRIPTION OF WARRANTS

The resale of three types of warrants is being registered under this prospectus: (1) warrants originally issued to CTC Associates II, L.P. to purchase up to 677,452 shares of our common stock at a purchase price of $5.00 per share, (2) warrants originally issued to CTC to purchase up to 677,452 shares of our common stock at a purchase price of $9.50 per share and (3) Series I Warrants originally issued to entities affiliated with TCV to purchase up to 1,629,373 shares of our common stock at an exercise price of $5.00 per share.

In addition, this prospectus effects the registration of (1) the resale of the shares of common stock issuable upon exercise of the above warrants and (2) the issuance of the common stock upon exercise of the Series I Warrants originally issued to entities affiliated with TCV that are subsequently resold to third parties under this prospectus.

The following provides a description of the general terms and provisions of these warrants.

Provisions Common to all of the Warrants

Exercise Rights

The holder of these warrants will be able to exercise the warrant, in whole or in part, by delivering to us the warrant, a properly completed and executed exercise notice and payment of the aggregate exercise price for the number of shares of common stock for which the warrant is being exercised. The exercise price will be payable at the option of the warrant holder either:

(i)	by wire transfer or by certified check in the amount equal to the exercise price then in effect multiplied by the number of shares to be purchased; or

(ii)	by cashless, or net issue, exercise, pursuant to which the warrant holder will receive the number of shares of common stock equal to the product of (x) the number of shares of common stock being exercised under the warrant multiplied by (y) a fraction, the numerator of which is the fair market value per share of the common stock at such time minus the exercise price per share then in effect, and the denominator of which is the fair market value per share of common stock at such time.

The warrants may be exercised at any time in whole or in part at the applicable exercise price until their expiration date, as described below.

Adjustments

The exercise price of the warrants and the number of shares of common stock issuable upon exercise of the warrants may be subject to adjustment in certain situations.

In the event of a reclassification of the common stock other than by stock split, subdivision, consolidation or combination thereof, the Company shall execute a new warrant, the terms of which provide that the holder of the warrant shall, upon exercise, receive the kind and amount of shares of stock, other securities, money and property receivable upon such reclassification by a holder of an equivalent number of shares of common stock at the time of such reclassification.

In the event of a stock split, capital stock dividend or subdivision of the outstanding shares of common stock, the number of shares of common stock issuable upon the exercise of the warrant immediately prior to such stock split, capital stock dividend or subdivision will be proportionately increased and the exercise price then in effect will be proportionately decreased. Conversely, in the event of a reverse stock split, consolidation, combination or other similar event of or in respect of the outstanding shares of common stock, the number of warrant shares issuable upon the exercise of the rights represented by the warrant immediately prior to such reverse stock split, consolidation, combination or other similar event will be proportionately decreased and the exercise price will be proportionately increased.

Warrant Holder Not a Stockholder

The holders of the warrants are not entitled to any voting or other rights as are accorded to our stockholders.

Other Features of the Series I Warrants

Exercise Price

The Series I Warrants have an exercise price of $5.00 per share.

Exercise Period

The Series I Warrants are exercisable at any time until 5 p.m. Pacific Time on January 2, 2011.

Adjustments

In addition to the provisions described above regarding adjustments, upon a merger or sale of all or substantially all of the assets of the Company, the holders of these Series I Warrants will be entitled to receive the number of shares of stock, or other securities or property equivalent to that which a holder of the same amount of Common Stock would have received upon such transaction.

Amendment Provision

These Series I Warrants may be terminated or amended either (i) upon written consent of the holder of the warrant and the Company or (ii) the written consent of the Company and the consent of those holders holding at least a majority of the shares of common stock underlying the Series I Warrants.

Other Features to the Warrants originally issued to CTC

Exercise Price

These warrants have an exercise price of $5.00 per share.

Exercise Period

These warrants are exercisable at any time until the earliest to occur of (i) January 2, 2011, (ii) the consummation of any transaction or series of transactions in which the holders of the Company’s voting securities prior to such transaction do not hold more than 50% of the voting securities of the surviving entity following consummation of the transaction or (iii) the transfer or disposition of all or substantially all of the assets of the Company.

Limitations on Transfer

Partial transfers of these warrants may be effected only if at least 100,000 shares of common stock underlie such warrants.

Amendment Provision

These warrants may be terminated or amended either (i) upon written consent of the holder of the warrant and the Company or (ii) the written consent of the Company and the consent of those holders holding at least a majority of the shares of common stock underlying the warrants.

Other Features to the Warrants originally issued to CTC

Exercise Price

These warrants have an exercise price of $9.50 per share.

Exercise Period

These warrants are exercisable at any time until the earliest to occur of (i) January 2, 2011, (ii) the consummation of any transaction or series of transactions in which the holders of the Company’s voting securities prior to such transaction do not hold more than 50% of the voting securities of the surviving entity following consummation of the transaction or (iii) the transfer or disposition of all or substantially all of the assets of the Company.

Limitations on Transfer

Partial transfers of these warrants may be effected only if at least 100,000 shares of common stock underlie such warrants.

Amendment Provision

These warrants may be terminated or amended either (i) upon written consent of the holder of the warrant and the Company or (ii) the written consent of the Company and the consent of those holders holding at least a majority of the shares of common stock underlying the warrants.

PLAN OF DISTRIBUTION

The selling security holders and their successors, which include their pledgees, assignees, donees, partnership distributees or other transferees receiving the securities may, from time to time, sell all or any of their warrants or shares of common stock on any exchange, market or trading facility on which the warrants or shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use one or more of the following methods when selling warrants or shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the warrants or shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	any combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling security holders may also sell warrants or shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

This prospectus also covers the issuance of Redback common stock upon the exercise of Series I Warrants by parties who have purchased the Series I Warrants in transactions pursuant to the registration statement of which this prospectus forms a part.

Broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holder (or, if any broker-dealer acts as agent for the purchaser of warrants or shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts relating to their sales of warrants or shares to exceed what is customary in the types of transactions involved.

The selling security holders and any broker-dealers or agents that are involved in selling the warrants or shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the warrants or shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling security holder has advised us that it has not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale or distribution of the warrants or shares. There is no underwriter or coordinating broker acting in connection with the proposed sale or distribution of the warrants or shares by the selling security holders. Because selling security holders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act.

We are required to pay certain fees and expenses incident to the registration of the warrants or shares. We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed with TCV to keep this prospectus effective, with respect to resales of securities, until the earlier of (i) such time as the selling security holders own shares of common stock (including shares of common stock that are issuable upon conversion of other securities) that constitute less than five percent (5%) of the Company’s outstanding shares of common stock and the selling security holders may sell all of their shares in any three-month period under Rule 144 under the Securities Act or (ii) January 2, 2009. We further agreed to keep this prospectus effective, with respect to the exercise of the Series I Warrants purchased under this prospectus by third parties, until January 2, 2011. The warrants and shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the warrants and shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the warrants or shares may not simultaneously engage in market making activities with respect to our warrants or common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling security holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of warrants or shares of our common stock by the selling security holders or any other person. We will make copies of this prospectus available to the selling security holders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission, or the Commission, in accordance with the Securities Exchange Act. You may read and copy our reports, proxy statements and other information filed by us at the public reference room of the Commission in Washington, D.C. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission’s website at http://www.sec.gov and through a hyperlink on our Internet website at http://www.redback.com.

The Commission allows us to “incorporate by reference” certain information we file with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the SEC on March 15, 2004;

•	the description of our preferred share purchase rights associated with our Series A junior participating preferred stock contained in our registration statement on Form 8-A as filed with the Commission pursuant to Section 12(g) of the Exchange Act on June 15, 2001, as amended on May 31, 2002, October 2, 2003 and January 12, 2004; and

•	our Current Reports on Form 8-K filed with the Commission on January 6, 2004, and January 21, 2004 and the Amendment to Current Report on Form 8-K/A filed on January 12, 2004.

You may request a copy of these filings, at no cost, by telephoning us at (408) 750-5000 or by writing us at the following address:

Investor Relations

Redback Networks Inc.

300 Holger Way

San Jose, California 95134

Part II

Information Not Required in the Prospectus

Item 14. Other Expenses of Issuance and Distribution

The aggregate estimated (other than the registration fee) expenses to be paid in connection with this offering are as follows:

Securities and Exchange Commission registration fee	$8,416.45
Legal fees and expenses	$40,000.00	*
Accounting fees and expenses	$12,500.00	*
Printing expenses	$2,500.00	*
Miscellaneous expenses	$5,000.00	*

Total	$68,416.45	*

*	Estimate.

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors, officers, employees or other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses incurred) under certain circumstances for liabilities arising under the Securities Act. The Registrant’s Amended and Restated Certificate of Incorporation (Exhibit 3.1 hereto) provides for the indemnification of directors to the fullest extent permissible under Delaware General Corporation Law. Article VII of the Registrant’s Bylaws (Exhibit 3.2 hereto) provides indemnification of its directors and officers to the fullest extent possible permitted by the Delaware General Corporation Law. In addition, the Registrant has entered into indemnification agreements with its directors and officers.

Item 16. Exhibits

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number	Exhibit Title

2.1	Prepackaged Plan of Reorganization of Redback Networks, Inc. dated November 3, 2003 (which is incorporated herein by reference to Exhibit 2.1 of the Registrant’s Quarterly Report on Form 10-Q filed on November 14, 2003).

2.2	Order Confirming Prepackaged Plan of Reorganization of Redback Networks Inc. Under Chapter 11 of the Bankruptcy Code (which is incorporated herein by reference to Exhibit 2.2 of the Registrant’s Current Report on Form 8-K filed on January 6, 2004).

Exhibit Number	Exhibit Title

4.1	Rights Agreement, dated as of June 12, 2001, as amended on May 21, 2002, October 2, 2003 and January 5, 2004, between Redback Networks Inc., and US Stock Transfer Corporation, as Rights Agent (which is incorporated herein by reference to (i) Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed on June 15, 2001; (ii) Exhibit 4.2 of the Registrant’s Form 8-A/A filed on May 31, 2002; (iii) Exhibit 4.3 of the Registrant’s Form 8-A/A filed on October 2, 2003; and (iv) Exhibit 4.4 of the Registrant’s Form 8-A/A filed on January 12, 2004).

4.2	Form of Redback Networks Inc. Common Stock Certificate (which is incorporated herein by reference to Exhibit 4.10 of the Registrant’s Form S-4 filed on August 22, 2003 (File No. 333-108170), as amended).

4.3	Form of Warrant to Purchase 677,452 Shares of Common Stock of Redback Networks Inc. with an exercise price of $5.00 per share, issued to CTC Associates II, L.P.

4.4	Form of Warrant to Purchase 677,452 Shares of Common Stock of Redback Networks Inc. with an exercise price of $9.50 per share, issued to CTC Associates II, L.P.

4.5	Form of Series I Warrant to Purchase 1,629,373 Shares of Common Stock of Redback Networks Inc. with an exercise price of $5.00 per share, issued to TCV IV, L.P. and TCV IV Strategic Partners, L.P.

4.6	Amendment of Investor Rights Agreement, dated January 5, 2004, among Redback Networks Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P.

4.7	Settlement agreement, dated February 11, 2004, between Redback Networks Inc. and Chanin Capital Partners, LLC.

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.*

23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).*

24.1	Power of Attorney of certain directors and officers of Redback Networks Inc. (see page II-4 of this Form S-3).

*	To be filed by amendment or as an exhibit to a report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended and incorporated herein by reference.

Item 17. Undertakings

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of our employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding), is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of San Jose, state of California, on April 8, 2004.

REDBACK NETWORKS INC.

By:	/s/ Kevin A. DeNuccio
Kevin A. DeNuccio Chief Executive Officer, President and Director

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Kevin A. DeNuccio and Thomas L. Cronan III, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and Power of Attorney has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Kevin A. DeNuccio	Chief Executive Officer, President and Director (Principal executive officer)	April 8, 2004
Kevin A. DeNuccio

/s/ Thomas L. Cronan III	Chief Financial Officer, Senior Vice President of Finance and Administration (Principal financial and accounting officer)	April 8, 2004
Thomas L. Cronan III

/s/ Roy D. Behren	Director	April 8, 2004
Roy D. Behren

/s/ John L. Drew	Director	April 8, 2004
John L. Drew

/s/ David C. Friezo	Director	April 8, 2004
David C. Friezo

/s/ Paul Giordano	Director, Chairman of the Board	April 8, 2004
Paul Giordano

/s/ William H. Kurtz	Director	April 8, 2004
William H. Kurtz

/s/ Donald J. Listwin	Director	April 8, 2004
Donald J. Listwin

Exhibit Index

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit Number	Exhibit Title

2.1	Prepackaged Plan of Reorganization of Redback Networks, Inc. dated November 3, 2003 (which is incorporated herein by reference to Exhibit 2.1 of the Registrant’s Quarterly Report on Form 10-Q filed on November 14, 2003).

2.2	Order Confirming Prepackaged Plan of Reorganization of Redback Networks Inc. Under Chapter 11 of the Bankruptcy Code (which is incorporated herein by reference to Exhibit 2.2 of the Registrant’s Current Report on Form 8-K filed on January 6, 2004).

4.1	Rights Agreement, dated as of June 12, 2001, as amended on May 21, 2002, October 2, 2003 and January 5, 2004, between Redback Networks Inc., and US Stock Transfer Corporation, as Rights Agent (which is incorporated herein by reference to (i) Exhibit 4.1 of the Registrant’s Current Report on Form 8-K filed on June 15, 2001; (ii) Exhibit 4.2 of the Registrant’s Form 8-A/A filed on May 31, 2002; (iii) Exhibit 4.3 of the Registrant’s Form 8-A/A filed on October 2, 2003; and (iv) Exhibit 4.4 of the Registrant’s Form 8-A/A filed on January 12, 2004).

4.2	Form of Redback Networks Inc. Common Stock Certificate (which is incorporated herein by reference to Exhibit 4.10 of the Registrant’s Form S-4 filed on August 22, 2003 (File No. 333-108170), as amended).

4.3	Form of Warrant to Purchase 677,452 Shares of Common Stock of Redback Networks Inc. with an exercise price of $5.00 per share, issued to CTC Associates II, L.P.

4.4	Form of Warrant to Purchase 677,452 Shares of Common Stock of Redback Networks Inc. with an exercise price of $9.50 per share, issued to CTC Associates II, L.P.

4.5	Form of Series I Warrant to Purchase 1,629,373 Shares of Common Stock of Redback Networks Inc. with an exercise price of $5.00 per share, issued to TCV IV, L.P. and TCV IV Strategic Partners, L.P.

4.6	Amendment of Investor Rights Agreement, dated January 5, 2004, among Redback Networks Inc., TCV IV, L.P. and TCV IV Strategic Partners, L.P.

4.7	Settlement agreement, dated February 11, 2004, between Redback Networks Inc. and Chanin Capital Partners, LLC.

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.*

23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.

23.2	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).*

24.1	Power of Attorney of certain directors and officers of Redback Networks Inc. (see page II-4 of this Form S-3).

*	To be filed by amendment or as an exhibit to a report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended and incorporated herein by reference.